November 6, 2018

Santiago Giraldo
Chief Financial Officer
Tecnoglass Inc.
Avenida Circunvalar a 100 mts de la Via 40
Barrio Las Flores, Barranquilla
Colombia

       Re: Tecnoglass Inc.
           Registration Statement on Form S-3
           File No. 333-227898
           Filed October 19, 2018

Dear Mr. Giraldo:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate McHale at (202) 551-3464 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing and
                                                            Construction